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                                                                    Exhibit 99.3
                                                                    ------------

                                                           FOR IMMEDIATE RELEASE

CONTACTS:

Albert Gabrielli                       Jack McAvoy
ViryaNet                               ViryaNet
508-490-8600, ext 3038                 508-490-8600, ext 3090
albert.gabrielli@viryanet.com          jack.mcavoy@viryanet.com
-----------------------------          ------------------------

               VIRYANET REPORTS FIRST FISCAL QUARTER 2001 RESULTS

SOUTHBOROUGH, MASS. -- APRIL 30, 2001 -- ViryaNet (NASDAQ: VRYA), a provider of wireless workforce management solutions for field service communities, today announced financial results for its first fiscal quarter 2001.

Total revenues were $4.6 million for the first fiscal quarter, ended March 30, 2001. This is a decline of 12% from $5.2 million recorded for the first quarter of 2000, and a decline of 45% compared to the fourth quarter of 2000.

For the quarter ended March 31, 2001, software license revenues were $2.9 million, a decrease of 10% compared to the first quarter of 2000, and a decrease of 48% compared to the fourth quarter of 2000. Maintenance and services revenues were $1.7 million, a decrease of 15% compared to the first quarter of 2000, and a decrease of 38% compared to the fourth quarter of 2000.

The Company reported gross margins of 48% for the first quarter of 2001, compared with 64% in the first quarter of 2000, and 69% in the fourth quarter of 2000. Overall, the decline in gross margins is primarily attributable to the shortfall in license revenues. For professional services, gross margins were negative in the quarter due primarily to services performed for Winstar Communications, Inc., a telecommunications service provider, that were deemed uncollectible due to its bankruptcy filing. In addition, costs associated with the training of partners and high rates associated with contractor costs contributed to the negative margin.

The Company reported a net loss for the first quarter of $7.6 million, or a net loss of $0.35 per basic and diluted share, versus a net loss of $3.1 million, or a net loss of $1.14 per basic and diluted share for the first quarter of 2000.

"We were very disappointed in the results for the quarter," stated Win Burke, president and CEO, ViryaNet. "Several deals that we expected to close by the end of March were postponed. Many of these prospects, operating within the telecommunications space, experienced issues related to the general economic downturn within the United States market, and, subsequently, deferred their purchase of our solution. This trend, although anticipated by our management team, intensified much more quickly than we expected, and, as such, adversely affected our revenue performance for the quarter."

"I emphasize that during the first quarter, we believe deals that did not materialize for us were not lost to competitors. There exists a continuing demand for wireless workforce management solutions, such as ours. However, it is likely that these purchase commitments will receive more intensive and lengthy scrutiny than they did one year ago. As such, ViryaNet has lowered its revenue expectations for the year, and is accelerating its exploration of new vertical market segments," continued Mr. Burke.

ONE-TIME CHARGES TAKEN DURING THE QUARTER

There were a number of one-time charges in the quarter, totaling approximately $1.45 million, including $400,000 in charges related to cost reduction measures, $600,000 in bad debt expense related to the Winstar Communications, Inc. bankruptcy filing, and $450,000 related to a strategic transaction that was never consummated. The one-time charges increased the basic or diluted net loss per share for Q1 2001 by $0.07. Basic and diluted net loss per share for the quarter, excluding the one-time charges, was $0.28.

WORKFORCE REDUCTION AND REASSIGNMENT

During the first week in April, the Company took swift and decisive action to reduce costs involving workforce reduction and reassignment, and program adjustments.

"These initiatives are designed to prioritize ViryaNet's customer implementation endeavors, continue to improve the Company's market awareness efforts, and save approximately $8.0 million on an annualized basis," stated ViryaNet CFO Al Gabrielli. "The savings will result from a workforce reduction of approximately

20%, including full-time employees and contractors, along with program and discretionary expense reductions. The full effects of these actions will not be realized until the second half of the year."

"These actions were necessitated by the Company's revised business outlook due to the general economic downturn faced by current and prospective customers in ViryaNet's target markets, many of which are delaying purchase commitments," continued Mr. Gabrielli.

BUSINESS OUTLOOK

ViryaNet's review of the business outlook indicates that revenue expectations for the second quarter will face similar challenges as occurred in the first quarter with revenue estimated at between $4.6 million and $5.5 million, with earnings per share loss estimated to be between $0.23 and $0.26 per basic and fully diluted share. The Company also has revised revenue expectations downward for the fiscal year 2001 to be between 7% and 17% below revenues for the year 2000.

With the revised outlook for revenues and the impact of the cost reduction programs, ViryaNet now expects basic and diluted net loss per share for the fiscal year 2001 to be within $0.67 and $0.72, including the one-time charges from Q1 2001 of $1.45 million.

The Company's cash position at March 31, 2001 was $15.8 million. Based on the revised outlook, the Company believes that it will have sufficient working capital, including a line of credit, to fund operations through to profitability expected in Q1 2002.

"Despite the challenging economic conditions that exist in the United States, we believe that companies - in the telecommunications and other industries - will look to our wireless and Internet-based solution to improve the efficiency of their mobile workforces, better utilize their critical resources, and improve their competitive position," continued Win Burke. "With revised expectations, a cost structure that has been adjusted appropriately, and confidence in the continuing demand for our solution, we remain optimistic about our long-term future."

Q1 ACCOMPLISHMENTS

Early in the quarter, the Company released the latest version of ViryaNet Service Hub, which includes enhanced workforce management capabilities, out-of-the-box business processes, increased performance and scalability, and integration with ClickSchedule, the advanced scheduling product from ClickSoftware.

The Company also released a mid-market version of ViryaNet Service Hub designed specifically for organizations with fewer than 100 field engineers.

Q1 experienced the "go live" implementation of ViryaNet Service Hub at Omron Alphatec, an IT business solutions provider based in Japan.

Q1 also included strategic deals with several new companies, including Xelus, a provider of service parts planning and inventory management solutions, which intends to OEM license the ViryaNet solution to prospects within the aviation, telecommunications, automotive, utilities, and other high-tech industries; Shachar, which represents ViryaNet's entree in to the insurance segment; and Verizon Avenue, a Verizon Communications company, which will use the Company's solution to improve its order processing, service fulfillment, and billing functions.

The Company also initiated a systems integrator and reseller agreement with Expert Solution International (ESI). ESI is a leading provider of knowledge-based solutions and workforce management products; ESI will incorporate ViryaNet's solutions in its offerings.

ViryaNet also recently initiated a marketing partnership agreement with Palm. The Company will actively participate in Palm's marketing initiatives in the area of workforce management in the forthcoming months.

The Company intends to increase its emphasis on partner relationships. In Q1, 57% of ViryaNet's license revenue was derived from these relationships. These alliances include systems integration and reseller organizations such as Cap Gemini Ernst & Young, Akili, CTG, Omron Alphatec, and now ESI. ViryaNet also has strategic relationships with product companies such as Symbol, Metasolv, Micromuse, ClickSoftware, Palm; and finally, its first OEM relationship with Xelus.

ABOUT VIRYANET

ViryaNet is a provider of enterprise and mid-market wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report, and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports wireless devices over standard wireless networks.

ViryaNet's solutions integrate with popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable deployment of the Company's solutions for wireless workforce management.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives, its future business prospects, its future financial performance, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.


                                      ###

                         VIRYANET LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                       March 31,            December 31,
                                                                         2001                  2000
                                                                ---------------------------------------------
                                                                        UNAUDITED             AUDITED
                                                                ---------------------------------------------
                                                                          U.S. DOLLARS IN THOUSANDS
                                                                ---------------------------------------------

  ASSETS
CURRENT ASSETS :
Cash and cash equivalents                                                    $15,775                  $21,838
Trade receivables (net of allowance for doubtful accounts-                     3,077                    3,510
   $638 in 2001 and $37 in 2000)
Unbilled receivables                                                           3,057                    2,680
Other receivables and prepaid expenses                                         2,543                    2,960
                                                                --------------------     --------------------

Total current assets                                                          24,452                   30,988
-----
                                                                --------------------     --------------------

SEVERANCE PAY FUND                                                               966                      945
                                                                --------------------     --------------------

PROPERTY AND EQUIPMENT, NET                                                    3,268                    2,907
                                                                --------------------     --------------------

                                                                             $28,686                  $34,840
                                                                ====================     ====================

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                  March 31,            December 31,
                                                                                    2001                   2000
                                                                           ---------------------------------------------
                                                                                  Unaudited               Audited
                                                                           ---------------------------------------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                           ---------------------------------------------
  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                                                $    118                  $    145
Trade payables                                                                           3,304                     2,449
Deferred revenues                                                                        1,867                     1,956
Other accounts payable and accrued expenses                                              5,945                     5,312
                                                                           -------------------      --------------------

Total current liabilities                                                               11,234                     9,862
-----
                                                                           -------------------      --------------------


ACCRUED SEVERANCE PAY                                                                    1,817                     1,797
                                                                           -------------------      --------------------

SHAREHOLDERS' EQUITY:
Share capital                                                                              611                       610
Additional paid-in capital                                                              98,479                    98,328
Deferred stock compensation                                                               (553)                     (604)
Accumulated other comprehensive loss                                                      (412)                     (288)
Accumulated deficit                                                                    (82,490)                  (74,865)
                                                                           -------------------      --------------------

Total shareholders' equity                                                              15,635                    23,181
-----
                                                                           -------------------      --------------------

                                                                                      $ 28,686                  $ 34,840
                                                                           ===================      ====================

                                 VIRYANET LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                               -------------------------------------
                                                                                      2001                 2000
                                                                               ----------------      ---------------
                                                                                              UNAUDITED
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                               -------------------------------------
                                                                                       (EXCEPT PER SHARE DATA)
                                                                               -------------------------------------


Revenues:
 Software licenses                                                                  $     2,890           $    3,209
 Maintenance and services                                                                 1,663                1,954
                                                                               ----------------      ---------------

Total revenues                                                                            4,553                5,163
                                                                               ----------------      ---------------

Cost of revenues:
 Software licenses                                                                          436                  300
 Maintenance and services                                                                 1,938                1,574
                                                                               ----------------      ---------------

Total cost of revenues                                                                    2,374                1,874
                                                                               ----------------      ---------------

Gross profit                                                                              2,179                3,289
                                                                               ----------------      ---------------

Operating expenses:
 Research and development                                                                 2,283                1,685
 Sales and marketing                                                                      5,502                3,224
 General and administrative                                                               1,612                  853
 Provision for doubtful accounts                                                            600                   --
 Amortization of deferred stock compensation                                                 51                  328
                                                                               ----------------      ---------------
Total operating expenses                                                                 10,048                6,090
                                                                               ----------------      ---------------

Operating loss                                                                           (7,869)              (2,801)
Financial income (expenses), net                                                            244                 (281)
                                                                               ----------------      ---------------

Net loss                                                                            $    (7,625)          $   (3,082)
                                                                               ================      ===============

Basic and diluted net loss per share                                                     $(0.35)              $(1.14)
                                                                               ================      ===============

Weighted average number of shares used in
 computing basic and diluted net loss per share                                      21,699,583            2,701,000
                                                                               ================      ===============